LUMINAR TECHNOLOGIES, INC.
2603 Discovery Drive, Suite 100
Orlando, Florida 32826
April 11, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Gregory Herbers

Re:	Luminar Technologies, Inc.
Registration Statement on Form S-3
File No. 333-263745

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Luminar Technologies, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Wednesday, April 13, 2022, at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.
The Company hereby authorizes Daniel Kim of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Daniel Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

Very truly yours,

Luminar Technologies, Inc.

By:	/s/ Thomas J. Fennimore
Name:	Thomas J. Fennimore
Title:	Chief Financial Officer

cc:    Daniel Kim, Orrick, Herrington & Sutcliffe LLP